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                                                                    EXHIBIT 16.1



June 20, 2002



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read Item 4 included in the Form 8-K dated June 20, 2002 of Brocade Communications Systems, Inc. to be filed with the Securities and Exchange Commission, and are in agreement with the statements contained therein and that refer to our firm.

Very truly yours,

/s/ Arthur Andersen LLP


cc:   Mr. Antonio Canova
      Vice President, Finance, and Chief Financial Officer
      Brocade Communications Systems, Inc.